Exhibit 4.3

Description of the Securities Registered

Under Section 12 of the Securities Exchange Act of 1934

The following is a summary of the rights of the shares (the “Shares”) of iShares S&P GSCI Commodity-Indexed Trust (the “Trust”), which is the only class of securities of the Trust that is registered under Section 12 of the Securities Exchange Act of 1934.

General

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The Shares do not represent a traditional investment and are not similar to shares of a corporation operating a business enterprise with management and a board of directors. All Shares are of the same class with equal rights and privileges. All Shares are transferable, fully paid and non-assessable. Ownership of a Share does not entitle the holder (the “Shareholder”) to elect directors, to receive dividends, to vote on certain matters regarding the Trust or to take other actions normally associated with ownership of common shares. The Shares do not entitle their holders to any conversion or pre-emptive rights or any redemption rights.

Cash and Other Distributions

The Trust has no obligation to make periodic distributions to Shareholders. The Sponsor has the exclusive authority to determine when a cash distribution should be made, which it in turn has delegated to the Trustee. If the Sponsor determines that there is excess cash being held in the Trust beyond what is expected to be needed to achieve its investment objective and pay the Trust’s anticipated expenses, the Sponsor may cause the excess cash to be distributed to the registered holders of the shares or cause it to be invested in additional long positions in exchange-traded index future contracts of various expiations on the S&P GSCI™ Excess Return Index (“Index Futures”) or cash, U.S. Treasury securities or other short-term securities and similar securities that are eligible as margin deposits for those Index Futures positions.

If the Trust receives any non-cash proceeds in respect of Trust property (other than proceeds subject to creation and redemption orders), the Trustee, at the direction of the Sponsor, will distribute the non-cash proceeds to the Shareholders by any means lawful, equitable and feasible. If the Trustee cannot distribute the non-cash proceeds proportionately among the Shareholders, the Trustee, at the direction of the Sponsor, will adopt any other method that it deems to be lawful, equitable and feasible, including public or private sale.

Registered holders of Shares will receive these distributions in proportion to the number of Shares owned. Before making a distribution, the Trustee will deduct any applicable withholding taxes and any fees and expenses of the Trust that have not been paid. It will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. The Third Amended and Restated Trust Agreement (as amended from time to time, the “Trust Agreement”) provides that the Trust shall not be required to make any distributions in violation of applicable law.

Voting Rights

Shares do not have any voting rights. However, registered holders of at least 25% of the Shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and registered holders of at least 75% of the Shares have the right to require the Trustee to terminate the Trust as described in the Trust Agreement.

The Securities Depository; Book-Entry-Only System; Global Security

Individual certificates will not be issued for the Shares. Instead, a global certificate will be signed by the Trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Trustee on behalf of DTC. The global certificate will represent all of the Shares outstanding at any time. Beneficial ownership of the Shares will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants (each as defined in the Trust Agreement). Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC, with respect to DTC Participants; the records of DTC Participants, with respect to Indirect Participants; and the records of Indirect Participants, with respect to beneficial owners that are not DTC Participants or Indirect Participants. Beneficial owners are expected to receive from or through a DTC Participant a written confirmation relating to their purchase of the Shares. Investors may transfer Shares through DTC by instructing the DTC Participant or Indirect Participant through which they hold their Shares to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC.